Mail Stop 3561

December 28, 2006

James C. Robison
Chief Executive Officer
Animal Health International, Inc.
7 Village Circle, Suite 200
Westlake, TX 76262

> **Re:** **Animal Health International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 13, 2006**
> **File No. 333-137656**

Dear Mr. Robison:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Summary consolidated financial data, page 5

1. We note your response to comment 1 in our letter dated November 28, 2006 and the revisions to the disclosures on pages 6, 29 and 39. Please include additional disclosures to make the pro forma earnings per share computations transparent to investors. In this regard, you should disclose the adjustments to the numerator and the denominator used in the computations. Also, a reconciliation of the numerators and denominators of the pro forma basic and diluted earnings per share computations would be useful.

Employee Benefit Plans, page 63

2. We note your response to comment 12 in our letter dated November 28, 2006 and the revisions to your disclosure. The number of shares of common stock and preferred stock available for issuance under the amended and restated 2005 stock option and grant plan and the 2005 stock option and grant plan – California do not agree to the amounts presented in your response. Please revise or advise. Also, please tell us why the number of shares authorized for issuance under the amended and restated 2005 stock option and grant plan changed between August 8, 2005 and September 30, 2005. In addition, as previously requested, please provide a description of your stock option and grant plans in

the notes to your audited and unaudited financial statements. The description should include the number of shares of common stock authorized and available for issuance under each plan, the number of shares of common and preferred stock purchased and issued under the plans and the general terms of awards that may be made under the plans. Please refer to the disclosure requirements of paragraph A240.a of SFAS 123R.

Consolidated financial statements, page F-2

3. We note your response to comment 11 in our letter dated November 28, 2006. You indicate that the participation rate of the preferred stock is defined in your certificate of incorporation as the original issuance price divided by the then current participation price and that the then current participation price is the original issue price of the preferred stock subject to adjustment for certain events or currently $2.238. You also indicate that the participation rate is currently equal to 10:1. Please confirm to us, if true, that the current participation price was adjusted for the 10:1 common stock split on September 7, 2005, and that the participation rate is not equal to the 100:1 valuation of the preferred stock to the common stock at the date of acquisition. Please also tell us whether the common stock split resulted in an adjustment to the participation rights of the preferred stockholders. If so, please tell us why the preferred stock participation in undistributed earnings in Note 2(n) on page F-12 and dividend rights disclosed in Note 9 on page F-21 and Note 12(b) on page F-23 do not reflect the effect of the common stock split. Additionally, when earnings per-share computations give retroactive effect to a stock split that fact should be disclosed in accordance with paragraph 54 of SFAS 128. Accordingly, please disclose the stock split, the retroactive treatment and its effect on the participation rights of the preferred stock. Please refer to SAB Topic 4:C.

4. You indicate in your response to comment 11 in our letter dated November 28, 2006 that a majority of your preferred stockholders committed to vote to approve an amendment to your certificate of incorporation providing for the conversion of preferred stock into common stock upon the closing of the IPO. Please tell us how you intend to account for the conversion of the preferred stock. If applicable, tell us why the conversion of the preferred stock pursuant to the proposed change in conversion privileges is not an induced conversion. Refer to EITF Topic D-42 and SFAS 84.

(n) Earnings per share, page F-12

5. We note that you restated earnings per share in response to comment 20 in our letter dated November 28, 2006. Please disclose the restatement as required by SFAS 154. Please also label earnings per common share data in the note and on the face of the consolidated statements of operations "as restated." Similar revisions should be made to your unaudited financial statements. In addition, the restatement should be referred to in an explanatory paragraph in the report of your independent registered public accounting

firm. Please refer to AU Sections 420.1 and 508.16 through 508.18 of Codification of Auditing Standards.

(3) Acquisitions, page F-15

6. We considered your response to comment 21 in our letter dated November 28, 2006. However, it appears that the purchase transaction is within the scope of EITF 88-16. In this regard, we note the transaction was at least 60 percent leveraged which would meet the highly leveraged test. Refer to Section C of "Excerpts from Speeches by the Staff of the Office of the Chief Accountant through December 6, 2001" available on our website at www.sec.gov/info/accountants/speechoutline.htm. Additionally, it appears management's predecessor basis including the deemed dividend is material to your equity. Please revise your financial statements to apply the provisions of EITF 88-16 to your transaction. In doing so, tell us why the deemed dividend to management is not equal to the increase in leverage, including debt and redeemable preferred stock, multiplied by the percentage of interest retained by management. Also, tell us how your computation of management's residual interest in Walco Holdings, Inc and Animal Health International complies with Exhibit 88-16A of EITF 88-16.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or William Thompson, Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

                      Sincerely,

                      H. Christopher Owings
                      Assistant Director

cc: Michael S. Turner, Esq.
        Goodwin Procter LLP
        Fax: (617) 523-1231